

16014554

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Main Street
(No. and Street)

Columbia (City) SC (State) 29201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert E (Bobby) Spires 803-931-1693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

191 Peachtree Street NE Suite 2700 (Address) Atlanta (City) GA (State) 30303 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Securities Corp, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



MARSHELLA T. BAKER
NOTARY
My Comm. Expires
January 2, 2021
PUBLIC
JOHNSTON COUNTY, NC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



February 29th, 2016

Dixon Hughes Goodman LLP
Raleigh, North Carolina

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of First Citizens Securities Corporation (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the "Company") for the year ended December 31, 2015, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3) We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

4) As of December 31, 2015, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2015 but before February 29th, 2016.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2015 and February 29th, 2016.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to December 31, 2015, and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.

11) Your report is intended solely for the information and use of the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation, and is not intended to be and should not be used by anyone other than these specified parties.

Keith Walker, President

Robert (Bobby) Spires, Chief Financial Officer & Chief Compliance Officer


First Citizens
Securities

February 29th, 20

Dixon Hughes Goodman, LLP
Raleigh, North Carolina

This representation letter is provided in connection with your audit of the financial statements of First Citizens Securities Corporation, (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income, statements of comprehensive income, changes in stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 29th, 2016, the following representations made to you during your audit.

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 3, 2015, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
3. We have provided you with:
    a. Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    b. Additional information that you have requested from us for the purpose of the audit.
    c. Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    d. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
4. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
5. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
6. The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary..
7. All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

1230 Main Street, Columbia, South Carolina 29201 · PO Box 29, Columbia, South Carolina 29202 · telephone 866.931.1691 · fax 803.931.1196

8. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

9. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:

    a. Management,

    b. Employees who have significant roles in internal control, or

    c. Others where the fraud could have a material effect on the financial statements.

10. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.

11. We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

12. Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.

13. Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

14. Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

15. The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.

16. The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

17. Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

18. All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

19. There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

20. All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

21. There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.

22. The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.

23. There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

24. We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

25. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*.

26. We have obtained the service auditor's report from our service organization Pershing, LLC. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended December 31, 2015.

27. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

28. There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

29. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

30. Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

31. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities, other than the merger with First Citizens Investor Services, as disclosed to you.

32. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

33. We understand and acknowledge our responsibility for the fair presentation of the Computation of Aggregate Indebtedness and Net Capital in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Computation of Aggregate Indebtedness and Net Capital, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Computation of Aggregate Indebtedness and Net Capital have not changed from those used in the prior period. The form and content of Computation of Aggregate Indebtedness and Net Capital complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

34. There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2015, or through February 29th, 2016, other than correspondence from the SEC related to the merger of First Citizens Investor Services.

35. There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

36. We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015, including after the merger with First Citizens Investor Services.

37. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertion that management is exempt from the reserve requirements of C.F.R 240 §15c3-3, is the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

38. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through the merger with First Citizens Investor Services, Inc.

39. Net capital computations prepared by us during the period January 1, 2015 through the merger with First Citizens Investor Services, Inc. indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

40. There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2015 or during the period January 1, 2015 through the merger with First Citizens Investor Services, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

41. There are no outstanding past due PCAOB accounting support fees.

42. We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.



Keith Walker, President



Robert (Bobby) Spires, Chief Financial Officer & Chief Compliance Officer

FIRST CITIZENS SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Financial Statements and Supplemental Schedules

December 31, 2015 and 2014

(With Independent Registered Public Accounting Firm Report)

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Citizens Securities Corporation

We have audited the accompanying balance sheets of First Citizens Securities Corporation (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the "Company") as of December 31, 2015 and 2014, and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 29, 2016

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheets
December 31, 2015 and 2014

	2015	2014
ASSETS		
Cash	$ 18,516,775	$ 5,857,813
Investment securities available-for-sale, at fair value (Note 4)	-	8,514,945
Furniture and equipment, net (Note 5)	24,880	40,765
Prepaid expenses	-	37,660
Commissions receivable	218,454	203,398
Other assets	184,551	428,229
Total assets	$ 18,944,660	$ 15,082,810
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to Related Parties (Note 6)	$ 3,393,155	$ 2,032,618
Accrued compensation expense	488,272	463,687
Total liabilities	3,881,427	2,496,305
Stockholder's equity (Note 10):		
Common stock, $100 par value, 1 share authorized, issued and outstanding	100	100
Additional paid-in capital	749,900	749,900
Retained earnings	14,313,233	11,832,767
Accumulated other comprehensive income, net of deferred taxes of $0 at December 31, 2015 and $2,318 at December 31, 2014	-	3,738
Total stockholder's equity	15,063,233	12,586,505
Total liabilities and stockholder's equity	$ 18,944,660	$ 15,082,810

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statements of Income
For the years ended December 31, 2015 and 2014

	2015	2014
REVENUES		
Commissions	$ 12,453,220	$ 12,729,977
Other income	201,921	34,829
Total revenues	12,655,141	12,764,806
EXPENSES		
Employee compensation and benefits (Note 8)	6,923,586	7,193,727
Brokerage fees	1,001,497	1,022,694
Fees paid to Related Parties (Note 6)	104,194	156,291
Professional fees	73,773	110,539
Printing and office supplies	15,270	25,018
Depreciation expense	26,719	35,230
Furniture and equipment expense	1,341	6,607
Loss on securities transactions	2,106	-
Other expenses	442,929	327,824
Total expenses	8,591,415	8,877,930
Income before income taxes	4,063,726	3,886,876
Income tax expense (Note 7)	(1,583,260)	(1,486,730)
Net income	$ 2,480,466	$ 2,400,146

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statements of Comprehensive Income
For the years ended December 31, 2015 and 2014

	For the Year ended December 31,	
	2015	**2014**
NET INCOME	$ 2,480,466	$2,400,146
OTHER COMPREHENSIVE INCOME (LOSS):		
Net unrealized (losses) gains on investment securities available-for-sale	(8,162)	13,280
Tax effect	3,124	(5,013)
Reclassification adjustment for net losses realized and included in income before income taxes	2,106	-
Tax effect	(806)	-
Total change in unrealized gains (losses) on investment securities available-for-sale, net of tax	(3,738)	8,267
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	(3,738)	8,267
TOTAL COMPREHENSIVE INCOME	$ 2,476,728	$2,408,413

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2015 and 2014

	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
Balance at December 31, 2013	1	$ 100	$ 749,900	$ 9,432,621	$ (4,529)	$ 10,178,092
Net income	-	-	-	2,400,146	-	2,400,146
Other comprehensive income, net of tax	-	-	-	-	8,267	8,267
Balance at December 31, 2014	1	$ 100	$ 749,900	$ 11,832,767	$ 3,738	$ 12,586,505
Net income	-	-	-	2,480,466	-	2,480,466
Other comprehensive loss, net of tax	-	-	-	-	(3,738)	(3,738)
Balance at December 31, 2015	1	$ 100	$ 749,900	$ 14,313,233	$ -	$ 15,063,233

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statements of Cash Flows
For the years ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,480,466	$ 2,400,146
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	26,719	35,230
Loss on securities transactions	2,106	-
Net amortization of premiums and discounts on investment securities	16,889	80,486
Decrease in prepaid expenses	37,660	27,456
Decrease (increase) in commissions receivable	(15,056)	(130,924)
Decrease (increase) in other assets	245,996	(62,342)
Net change in due to Related Parties	1,360,537	477,845
Increase in accrued compensation expense	24,585	31,865
Net cash provided by operating activities	4,179,902	2,859,762
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(10,834)	(41,395)
Purchase of investment securities available-for-sale	-	(5,493,716)
Proceeds from maturities of investment securities available-for-sale	4,000,000	4,400,000
Proceeds from sales of investment securities available-for-sale	4,489,894	221,475
Net cash provided (used) by investing activities	8,479,060	(913,636)
Increase in cash	12,658,962	1,946,126
Cash at beginning of year	5,857,813	3,911,687
Cash at end of year	$ 18,516,775	$ 5,857,813
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Unrealized securities (losses) gains, net of tax	$ (3,738)	$ 8,267
Income taxes paid to Parent	1,284,091	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

First Citizens Securities Corporation ("FC Securities" or the "Company") was organized as a South Carolina corporation, and on October 13, 2005, it became a wholly owned subsidiary of First Citizens Bank & Trust Company, Inc. ("FCB-SC") through the issuance of 1 share of $100 par value common stock. On October 1, 2014, First Citizens Bancorporation, Inc. holding company of FCB-SC merged into First Citizens BancShares, Inc ("BancShares"). On January 1, 2015, FCB-SC merged into First-Citizens Bank & Trust Company (the "Parent") and the Company then became a wholly owned subsidiary of the Parent. The Parent is a wholly owned subsidiary of BancShares, a financial holding company located in Raleigh, NC. First-Citizens Bank & Trust Company and other subsidiaries of BancShares are collectively referred to as "Related Parties". On January 1, 2016, FC Securities merged into First Citizens Investor Services, Inc., a wholly owned subsidiary of BancShares.

FC Securities is a registered broker/dealer in securities with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of FC Securities' customers are located in South Carolina and Georgia in markets served by First Citizens.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) Investment Securities Available for Sale
Investments are classified as available-for-sale and are accounted for at fair value as determined by quoted market prices. Unrealized holding gains and losses, net of deferred taxes, are presented as a separate component of stockholder's equity in accumulated other comprehensive income. The cost of securities sold is specifically identified for use in calculating realized gains and losses. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

(b) Furniture and Equipment
Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is included in expense over the estimated useful lives of the assets (generally three to ten years). Depreciation is calculated using straight-line methods. Maintenance, repairs and minor improvements are expensed as incurred.

(c) Income Taxes
The Company is included in the consolidated federal income tax return of BancShares, and computes its provision for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

(d) Commission Revenue
Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(e) Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) **Comprehensive Income**
Comprehensive income consists of net income for the period and unrealized gains and losses on investment securities available-for-sale, net of deferred income taxes.

(g) **Subsequent Events**
The Company evaluated the effect subsequent events would have on the financial statements through February 29, 2016, which is the date the financial statements were available to be issued.

NOTE 3—ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) ("AOCI") is reported as a component of stockholder's equity. AOCI can include, among other items, unrealized holding gains and losses on securities available for sale. The components of AOCI are reported net of related tax effects. The components of AOCI and changes in those components are presented in the following table.

		Unrealized gains (losses) on available-for-sale securities
Balance, January 1, 2014	$	(4,529)
Other comprehensive income before income taxes:		
Net change in unrealized gain		13,280
Income tax expense		(5,013)
Net comprehensive income		8,267
Ending balance at December 31, 2014	$	3,738
Other comprehensive income before income taxes:		
Net change in unrealized loss before reclassifications		(8,162)
Income tax benefit		3,124
Amounts reclassified from accumulative other comprehensive income		2,106
Income tax expense		(806)
Net comprehensive loss		(3,738)
Ending balance at December 31, 2015	$	-

For the year ended December 31, 2014, there was no reclassification from AOCI affecting the statement of income.

NOTE 4 – INVESTMENTS

The cost and the estimated fair value of investment securities available-for-sale at December 31 along with gross unrealized gains and losses determined on an individual security basis are presented below.

Available-for-sale at December 31, 2015:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Available-for-sale at December 31, 2014:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$ 8,508,889	$ 7,444	$ 1,388	$ 8,514,945
Total	$ 8,508,889	$ 7,444	$ 1,388	$ 8,514,945

At December 31, 2015, the Company had no securities with unrealized loss positions.

At December 31, 2014, the Company had four securities having a continuous unrealized loss position for less than 12 months and one security having a continuous unrealized loss position for more than 12 months. Securities with unrealized losses were as follows at December 31, 2014:

	Less than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$ 434	$ 3,509,085	$ 954	$ 1,014,770
Total securities with unrealized losses	$ 434	$ 3,509,085	$ 954	$ 1,014,770

The Company has continued its ongoing monitoring process to review its investments portfolio to ensure that investments which may be other-than-temporarily impaired are identified on a timely basis. There were no such investments in 2015 or 2014.

Proceeds from the sale of available-for-sale investments were $4,489,894 and $221,475 in 2015 and 2014, respectively. For the year ended December 31, 2015, gross realized gains and losses on sales of investment securities available-for-sale were $3,378 and $5,484, respectively. There were no gross realized gains or losses in 2014.

NOTE 5 – FURNITURE AND EQUIPMENT

Furniture and equipment are summarized as follows:

	2015	2014
Furniture and equipment	$ 32,423	$ 155,190
Less: Accumulated depreciation	(7,544)	(114,425)
Total furniture and equipment	$ 24,880	$ 40,765

Depreciation expense was $26,719 and $35,230 for the years ended December 31, 2015 and 2014, respectively.

NOTE 6 – TRANSACTIONS AND RELATED PARTIES

At December 31, 2015 and 2014, the Company had $59,215 and $889,444, respectively in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists primarily of taxes due to the Parent and various items paid by the Parent on behalf of the Company, such as payroll and various general and administrative expenses. Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

In 2015 and 2014, the Company paid management fees of $104,194 and $156,291, respectively, to First Citizens to compensate it for various executive management and professional services. The Company paid fees for support services to First Citizens Investor Services (FCIS), an entity also wholly-owned by the Parent, according to an agreed-upon contract. Fees paid according to this agreement were $10,500 and $0 for the years ended December 31, 2015 and 2014, respectively.

NOTE 7 – INCOME TAXES

The components of income tax expense are as follows:

	2015	2014
Current:		
Federal	$ 1,174,650	$ 1,359,638
State	214,222	194,349
Total current tax expense	1,388,872	1,553,987
Deferred:		
Federal	164,406	(67,257)
State	29,982	-
Total deferred tax expense	194,388	(67,257)
Total tax expense	$ 1,583,260	$ 1,486,730

The significant components of FC Securities deferred tax liabilities and assets pursuant to ASC 740, which are included in "Other assets" on the Balance Sheet, are as follows:

	2015	2014
Deferred tax assets:		
Employee benefits	$ 40,157	$ 173,946
Other reserves	-	46,680
Other	3,161	12,005
Total deferred tax assets	43,318	232,631
Deferred tax liabilities:		
Unrealized gains on available-for-sale securities	-	2,318
Depreciation	10,798	5,722
Total deferred tax liabilities	10,798	8,040
Net deferred tax asset	$ 32,520	$ 224,591

The income tax expense for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

	2015	2014
Income tax expense at federal rate	$ 1,422,304	$ 1,360,407
Increase in income taxes arising from:		
State taxes, net of federal benefit	158,733	126,323
Other	2,223	-
Total tax expense	$ 1,583,260	$ 1,486,730

NOTE 8 – EMPLOYEE BENEFIT PLANS

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. On July 19, 2007, the Parent's Board of Directors approved an amendment to the Pension Plan to provide that any employee who is hired or rehired on or after September 1, 2007 will not be eligible to participate in the Pension Plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in listed common stocks and fixed income securities, mutual funds, as well as investments in mid-cap and small-cap stocks. For the years ended December 31, 2015 and 2014, pension expense of $0 and $3,130 was allocated, respectively, to the Company by the Parent.

The Parent also sponsors a defined contribution savings plan and an enhanced contributory savings plan covering employees hired or rehired on or after September 1, 2007 and received benefits beginning January 1, 2008 (the "Plans"), covering substantially all full-time employees, including the employees of the Company. The Plans permit eligible employees to make contributions, with the Company matching a certain percentage of the employee's contributions. During 2015 and 2014, the Company made matching contributions of approximately $337,953 and $356,827, respectively, to the Plans. The Plans are immediately available for employees at the beginning of the calendar quarter following their employment date.

NOTE 9—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value estimates presented herein are based on pertinent information available to management. The fair value of investment securities is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair values. These levels are:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques included use of discounted cash flow models and similar techniques.

Among the Company's assets and liabilities, investment securities available for sale are reported at their fair values on a recurring basis.

For assets carried at fair value, the following table provides fair value information as of December 31, 2015 and 2014:

		Fair value measurements at December 31, 2015		
	Fair Value at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value				
Investment securities available-for-sale:				
U.S. government treasuries and agencies	$ -	$ -	$ -	$ -
Total investment securities available-for-sale	$ -	$ -	$ -	$ -

		Fair value measurements at December 31, 2014		
	Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value				
Investment securities available-for-sale:				
U.S. government treasuries and agencies	$ 8,514,945	$ 8,514,945	$ -	$ -
Total investment securities available-for-sale	$ 8,514,945	$ 8,514,945	$ -	$ -

NOTE 10 – NET CAPITAL REQUIREMENTS

FC Securities is a registered broker/dealer in securities with FINRA. FC Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital as defined of $14,665,162 which was in excess of its required net capital of $14,406,220; the Company's aggregate indebtedness to net capital ratio was .26 to 1.

At December 31, 2014, the Company had net capital as defined of $11,627,351 which was in excess of its required net capital of $11,459,752; the Company's aggregate indebtedness to net capital ratio was .22 to 1.

NOTE 11 – SUBSEQUENT EVENTS

On January 1, 2016, FC Securities merged into First Citizens Investor Services, Inc., a wholly owned subsidiary of BancShares.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 1**
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2015

	2015
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued liabilities and due to Related Parties	$ 3,884,135
NET CAPITAL	
Total stockholder's equity	15,063,233
Less nonallowable assets:	
Prepaid expenses	-
Other assets	398,071
Net capital before haircuts	14,665,162
Haircut adjustment	-
Net capital	14,665,162
Capital requirement	258,942
Net capital excess	$ 14,406,220
Ratio – aggregate indebtedness to net capital	.26 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A Quarterly, dated December 31, 2015.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 2**
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2015

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934:

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the clearing agent and are immediately restrictively endorsed and promptly deposited in a bank account of the clearing agent. Securities received are promptly forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $-0- at December 31, 2015.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2015.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

Information relating to possession or control requirements is not applicable to First Citizens Securities Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).


First Citizens
Securities

Monday, February 29, 2016

First Citizens Securities Corp. Exemption Report

First Citizens Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. § 240.17a- 5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R .§ 240.15c3-3: (k)(2)(ii) during the period January 1,2015 to December31,2015.

2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

First Citizens Securities Corp.

I,Robert E. Spires, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert Spires

Title: Senior Vice-President / Director of Compliance & Operations

February 29, 2016

1230 Main Street, Columbia, South Carolina 29201 · PO Box 29, Columbia, South Carolina 29202 · telephone 866.931.1691 · fax 803.931.1196


DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Citizens Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Citizens Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 29, 2016

Supplemental Report

With respect to the

Transitional Assessment Reconciliation (Form SIPC-7)


DHG
DIXON HUGHES GOODMAN LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of First Citizens Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by First Citizens Securities Corporation (a wholly owned subsidiary of First-Citizens Bank & Trust) (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, except related to line items 2(c)1 and 2(c)8, whereby deductions basing the general assessment resulted in an overpayment of $645 ; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 29, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1922*********************MIXED AADC 220
067287 FINRA DEC
FIRST CITIZENS SECURITIES CORPORATION
1230 MAIN ST
COLUMBIA SC 29201-3213

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert (Bobby) Spires
803-931-1693

2. A. General Assessment (item 2e from page 2) $ 4937-

B. Less payment made with SIPC-6 filed (**exclude interest**) (2376-)

7/31/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2561.00

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2561.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2561.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Citizens Securities Corp
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of February, 2016.

Director of Compliance & Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12653035-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10654678-
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	23402-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	-0-
Total deductions	10678080-
2d. SIPC Net Operating Revenues	$ 1974955-
2e. General Assessment @ .0025	$ 4937-
	(to page 1, line 2.A.)